Exhibit 99.3

JINKOSOLAR HOLDING CO., LTD.

(incorporated in the Cayman Islands with limited liability)

FORM OF PROXY FOR THE ANNUAL GENERAL MEETING

TO BE HELD ON OCTOBER 21, 2026 (OR ANY ADJOURNMENT OR POSTPONEMENT THEREOF)

We,_____________________________________of______________________________________________________, being the registered holder of ________________ordinary shares, par value US$0.00002 per share in the share capital of JINKOSOLAR HOLDING CO., LTD. (the “Company”) hereby appoint ________________________, or failing him/her, the Chairman of the annual general meeting, as our proxy to attend and act on our behalf at the annual general meeting of the Company to be held at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China on October 21, 2026 at 10:00 a.m. (Beijing time), and at any adjournment(s) or postponement(s) thereof. Our proxy is instructed to vote on a poll or on a show of hands on the resolutions in respect of the matters specified in the Notice of the Annual General Meeting as indicated below:

ORDINARY RESOLUTIONS		Please tick “√”or insert the number of shares to be voted for or against or to abstain in the appropriate column below
		FOR	AGAINST	ABSTAIN
1.	That Mr. Gang Chu be re-elected as an independent director of the Company.
2.	That Mr. Steven Markscheid be re-elected as an independent director of the Company.
3.	That the appointment of PricewaterhouseCoopers Zhong Tian LLP as auditors of the Company for the fiscal year of 2026 be ratified.
4.	That the directors of the Company be authorized to determine the remuneration of the Company’s auditors.
SPECIAL RESOLUTIONS		FOR	AGAINST	ABSTAIN
5.	That the English name of the Company be changed from “JinkoSolar Holding Co., Ltd.” to “Jinko Holdings Limited”.
6.	That “晶科控股有限公司” be adopted as the dual foreign name of the Company.
ORDINARY RESOLUTIONS		FOR	AGAINST	ABSTAIN
7.	That each of the directors of the Company be authorized to take any and all action that might be necessary to effect the foregoing resolutions 1 to 6 as such director, in his or her absolute discretion, thinks fit.

Dated______________, 2026

Signature:__________________________________

(Given under the hand of the appointor or of his attorney duly authorized in writing or, if the appointor is a corporation, either under its common seal or under the hand of an officer or attorney duly authorized in writing)

INSTRUCTIONS:

1.	Only the holders of record of the ordinary shares of the Company at the close of business on September 21, 2026 (New York time) should use this form of proxy.

2.	If you are the holder of two or more ordinary shares, you may appoint more than one proxy to represent you and vote on your behalf at the annual general meeting. A proxy need not be a shareholder. Please insert the name of the person(s) of your own choice that you wish to be appointed your proxy in the space provided, failing which the chairman of the annual general meeting will be appointed as your proxy.

3.	Submission of the executed proxies shall not preclude you from attending and voting at the annual general meeting in person and in such event, the appointment of a proxy shall be deemed to be revoked.

4.	Please indicate your voting preference by ticking, or inserting in the number of shares to be voted for or against or to abstain, the boxes above in respect of each resolution. The ordinary shares represented by all properly executed proxies returned to the Company before 10:00 a.m. October 19, 2026 (Beijing time), being the deadline for return of such proxies, will be voted by the proxy holder at the annual general meeting as indicated or, if no instruction is given, your proxy will vote or abstain at his/her discretion. As to any other business that may properly come before the annual general meeting, the ordinary shares represented by all properly executed proxies will be voted in accordance with the discretion of proxy holders. The Company does not presently know of any other business which may come before the annual general meeting. However, if any other matter properly comes before the annual general meeting, or any adjournment or postponement thereof, which may properly be acted upon, unless otherwise indicated, the proxies solicited hereby will be voted on such matter in accordance with the discretion of the proxy holders named therein.
5.	Any alteration made to this form of proxy must be initialed by the persons(s) who sign(s) it.

6.	Whether or not you propose to attend the relevant meeting(s) in person, you are strongly advised to complete and return this form of proxy in accordance with these instructions. To be valid, please mark, sign, date and return the form of proxy (together with any power of attorney or other authority under which it is signed or a notarized and/or duly certified copy of that power or authority) by mail to the Company at 10F, No.1, Lane 1466, Shenchang Road, Minhang District, Shanghai, China, Attention: Ms. Jojo Chang, or send copies of the foregoing by email to jojo.chang@jinkosolar.com or by fax to Ms. Jojo Chang at 0086-21-51808600, as soon as possible and in any event no later than 10:00 a.m. October 19, 2026 (Beijing time).